Exhibit 99.2

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES NAMES STEVEN LAWRENCE CHIEF MERCHANDISING OFFICER

HOUSTON, TX, April 23, 2012 - Stage Stores, Inc. (NYSE: SSI) today announced the appointment of Steven Lawrence as Chief Merchandising Officer effective April 30, 2012. Lawrence, who will report to Michael Glazer, President and Chief Executive Officer, will be responsible for all of the merchandising, planning and allocation functions of the Company including both the Southern Division based in Houston and the Northern Division based in South Hill Virginia.

"We are extremely pleased that Steven is joining the Stage Stores family," said Glazer. "He is a tremendously talented leader and merchant, and his extensive retailing experience and industry acumen, as well as his respect within the vendor community, will add significant value to our Company. I am confident that his proven skills and insight into the needs of today's consumer will be instrumental in the continued growth and success of our Company."

Lawrence, 44, has had a distinguished 22 year career in the retail industry, primarily in senior apparel-related positions. Prior to joining Stage Stores, Lawrence spent 11 years with J.C. Penney, where he was most recently Co-Chief Merchant EVP GMM Men's, Kids & Home. Prior to joining J.C. Penney, Lawrence spent 11 years at the former Foley's Department Stores, where he held various merchandising positions of increasing responsibility.

"I am delighted to join an organization like Stage Stores and I look forward to expanding the brand and developing new assortments for our customers," said Lawrence. "I am energized by the company's unique business model and the opportunity to join Stage Stores' highly motivated, customer focused team."

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About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company currently operates 827 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's website at www.stagestoresinc.com.

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